Hollinger Inc.


                                 [GRAPHIC]



                               Interim Report

                               9 Months Ended
                             September 30, 1998

Consolidated Financial Highlights

Nine months ended September 30                    1998         1997
-----------------------------------------------------------------------
                                                (millions of dollars)

Total revenue................................    2,432.3       2,255.3
-----------------------------------------------------------------------
Net earnings.................................       59.5         176.7
-----------------------------------------------------------------------
Cash flow provided by
     operations (note).......................      288.1         301.7
-----------------------------------------------------------------------
                                                        (dollars)
-----------------------------------------------------------------------
Net earnings per Retractable Common
    Share....................................        1.78          2.89
Cash flow provided by operations per
    Retractable Common Share (note)..........        8.66          5.02
-----------------------------------------------------------------------


Note

Cash flow provided by operations is before any increase or decrease in non-cash operating working capital, the cash used for discontinued operations, prepaid subscription program and other costs and foreign currency translation adjustment.

===========================================================================

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International" and Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH". The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

In this report, reference to "dollars" and "$" are to Canadian dollars, "U.S.$" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

T O  T H E  S H A R E H O L D E R S

===========================================================================

Third Quarter Earnings

Earnings before unusual items, income taxes and minority interest were $170.0 million for the nine months ended September 30, 1998 compared to $205.6 million for 1997.

Operating results, in particular at Southam and The Telegraph, continued to improve in 1998. However, these improved results were reduced by dividends on the Series I and II exchangeable Non-Voting Preference Shares. These dividends are required to be disclosed as interest expense under accounting rules for financial instruments. The dividends on the common shares that the preference shares replaced had no effect on net earnings.

Unusual items in the third quarter of 1998 consisted principally of the gains at Southam on the sale of the Kitchener and Hamilton papers, gains on the sale of the Guelph and Cambridge papers, an accounting loss on the dilution of the investment in Southam and a provision against the cost of an investment. Virtually all of the third quarter unusual items net of taxes in respect of Southam relate to the minority shareholders in Southam since the book values of Hollinger's share of the assets sold were adjusted to market value when the Southam shares were purchased.

Unusual items in the third quarter of 1997, consisted primarily of a loss in respect of the direct prepaid subscription program at The Telegraph.


Purchase of Additional Shares of Southam Inc.

In August 1998, HCPH, a subsidiary company, purchased 8,268,900 common shares of Southam Inc. representing approximately 10.6% of the then outstanding Southam common shares. The purchase price was $31.68 per share or $261,959,000 in the aggregate. This acquisition, together with the purchase for cancellation of Southam common shares under its normal course issuer bid, increased the interest of HCPH in Southam to approximately 70.2% at the present time.


Completion of Certain Transactions

On September 4, 1998, Southam Inc., and HCPH completed the following transactions:
1. the acquisition by Southam Inc. of Sun Media Corporation's 80% interest in The Financial Post
      Company;
2. the sale by Southam Inc. to Sun Media Corporation of the Hamilton Spectator and The Record (Kitchener-Waterloo); and
3. the sale by HCPH to Sun Media Corporation of the Cambridge Reporter and the Guelph Mercury.

===========================================================================

In addition, Southam Inc. acquired from Pearson plc their 20% interest in The Financial Post Company, to own 100%.


Offer to Purchase Retractable Common Share Purchase Warrants

On September 8, 1998 the Company announced that it intended to make an offer for all of its common share purchase warrants for one warrant purchase right for each warrant. Each warrant purchase right entitled the holder to purchase one 1998 common share purchase warrant on or before September 30, 1998 for $0.40 cash. Each 1998 warrant entitles the holder to purchase one retractable common share of the Company on or before March 31, 2000 for $24.00 cash. The Company's offer expired at 5:00 p.m. on September 30, 1998 and approximately 1.5 million new warrants were subsequently issued. These new warrants will not be listed on any stock exchange. The balance of about 1.2 million unexercised warrants expired.


Additional Financing

On October 1, 1998, the Company announced that it had made arrangements with various banks to raise an aggregate amount of approximately U.S.$140 million which would be used to redeem its outstanding LYONs on or after November 4, 1998. The banks agreed to acquire an aggregate of 10,117,705 Class A Common Shares of Hollinger International, a portion of which were acquired by way of conversion of securities convertible into Class A Common Shares held by the Company and the retraction of retractable common shares acquired by the Company's controlling shareholder, The Ravelston Corporation Limited, upon the exercise on September 30, 1998 of warrants held by it. In a related transaction, Hollinger International Inc. entered into forward purchase contracts in respect of the acquisition by the banks of an aggregate of 10,117,705 of its Class A Common Shares for a price of U.S. $13.88 per share. As a result, Ravelston will continue to control, directly and indirectly, 20,801,307 retractable common shares (approximately 62.9%) of the Company and the Company will continue to own a 49% equity interest (approximately 78% voting interest) in Hollinger International.


Tender and Redemption of LYONs

On November 2, 1998, the Company announced that it would offer holders of its outstanding Liquid Yield Option Notes ("LYONs") the right to tender their LYONs to the Company on December 4, 1998 and December 31, 1998 for U.S.$416.02 and U.S.$417.82 in cash, respectively, per U.S.$1,000 of stated amount at maturity (such purchase prices constituting the accreted value of the LYONs based on the stated 6% interest rate). This right was in addition to the right contained in the indenture for holders to tender their LYONs on November 4, 1998 for U.S.$413.95 in cash.

Holders of U.S.$208,008,000 stated amount of LYONs tendered their LYONs on November 4, 1998 leaving U.S.$131,245,000 stated amount outstanding (current value approximately U.S.$54,000,000).

The Company also stated on November 2, 1998 that it would consider offering its continuing LYONs holders the right to exchange their LYONs for a new zero coupon security convertible into Hollinger International Class A Common Stock at a fixed conversion rate with a final determination to be announced later that month based on a variety of factors, including the stability of the financial markets. On November 13, 1998, the Company announced that it had decided that, owing to current market conditions, it would not, at this time, consider further the prospect of offering to its current LYONs holders a new zero coupon security. In addition, the Company has determined that it will redeem for cash (effective December 31, 1998) any LYONs not tendered on December 4, 1998 or December 31, 1998.


Retraction Price of Retractable Common Shares

The retraction price of the outstanding retractable common shares of the Company as of October 9, 1998 is $13.00 per share. As at October 31, 1998 there were 32,941,272 retractable common shares outstanding.


Hollinger International Inc.

Hollinger International's operations are composed of the U.S. Newspapers Group consisting of the Chicago Group (including the Chicago Sun-Times) and the Community Group (American Publishing Company and The Jerusalem Post), the U.K. Newspaper Group, consisting of the Telegraph Group Limited, and the Canadian Newspaper Group (held by HCPH) consisting of the interest in Southam Inc., the Sterling Newspapers Company and UniMedia Inc.

On August 4, 1998, Hollinger International completed its offer to exchange any and all of its outstanding PRIDES for shares of its Class A Common Stock. Approximately 20,000,000 of the 20,700,000 outstanding PRIDES were exchanged for approximately 18,400,000 shares of Class A Common Stock.

===========================================================================

On October 1, 1998, Hollinger International announced that it had entered into forward purchase contracts in respect of the acquisition by a group of banks of an aggregate of 10,117,705 of its Class A Common Shares for a price of U.S.$13.88 per share.

Information regarding Hollinger International Inc.'s third quarter 1998 operations is contained in Form 10-Q which has been filed by that company with the United States Securities and Exchange Commission.


Telegraph Group Limited

Telegraph Group Limited continued to show a strong performance during the third quarter of 1998. The company's EBITDA for the nine months ended September 30, 1998 was (pound)32.3 million compared to (pound)15.3 million during the corresponding period in 1997.

During the third quarter, circulation revenue increased over the same period last year by 29%. This reflects the steady increase in subscription price for the Advance Purchase Programme over last year and the full impact of the 5p increase in the Monday issue of The Daily Telegraph (since September 1997) and The Sunday Telegraph (since January 1998). The ABC net circulation figure for The Daily Telegraph for the period April 1998 to September 1998 was 1,067,984 over 300,000 ahead of its nearest competitor, The Times. The Daily Telegraph sold an average of 1,068,760 copies during September 1998.

The Sunday Telegraph's ABC net circulation figure for the period April 1998 to September 1998 was 836,232 and The Sunday Telegraph sold an average of 850,991 copies during September 1998.

Electronic Telegraph (ET) now has a daily readership of 55,000 and advertising revenue continues to increase. For the second year running, ET has been voted "Best UK Newspaper on the Web".

Advertising revenue for the third quarter was up by 6% over the third quarter of 1997, although there has been a slowdown in recruitment and financial advertising. Other classified sections (including travel, automobiles and property which have increased year-on-year by 30%, 32% and 19% respectively) continued to perform well, and display advertising performed strongly in September after a slow start to the quarter.

Newsprint costs remain relatively flat year-on-year despite increases in pagination and no significant increases are expected in the fourth quarter. In general, publishing and production costs have only increased by a modest amount year-on-year.

===========================================================================

The Chicago Group

The Chicago Group third quarter 1998 operating revenue increased 12% over the third quarter of 1997, due to continued growth in advertising revenue and acquisitions. The acquisition of the Gary Post-Tribune in the first quarter of 1998 added to revenue and EBITDA at the Chicago Group. Third quarter 1998 revenue and EBITDA for Chicago Group businesses owned in both years increased 1% and 2% respectively, from 1997.


The Community Group

In January 1998, the Community Group sold approximately 80 newspapers with a total paid daily circulation of approximately 240,000. This resulted in an overall decrease in Community Group operating revenue, EBITDA and operating income. On a "same store" basis the Community Group third quarter 1998 operating revenue and EBITDA increased 3% and 1% respectively, from 1997.


Southam Inc.

During the third quarter of 1998, Southam newspaper group revenue increased 5% over 1997 driven mainly by advertising. Southam reported net income of $139.7 million of $1.80 per share, compared with $20.1 million of $0.26 per share in 1997. Included in the current results reported by Southam are unusual pre-tax gains of $184.1 million; the principal components of the gains arose on the sale of the Hamilton Spectator and The Record (Kitchener-Waterloo). Excluding unusual items, net income for the third quarter was $21.7 million or $0.28 per share.

During the quarter the company made two major acquisitions totalling $334 million. The Victoria Time-Colonist and the Nanaimo Daily News as well as a number of weekly newspapers were acquired on July 17, 1998 and The Financial Post was acquired on September 4, 1998. On October 27, 1998, the company launched Canada's first truly national newspaper, the National Post. The Financial Post is the business component of the company's new National Post. Initial circulation figures for the National Post are almost 500,000 copies daily across Canada.


Canadian Newspaper Group

Sterling Newspapers Company revenue and EBITDA in the third quarter 1998 was comparable to that of the same period in 1997. During the third quarter of 1998 Sterling sold the Cambridge Reporter and the

Guelph Mercury. For businesses owned in both years revenue and EBITDA in the third quarter 1998 increased 2% and 10% respectively, over the same period in 1997.

===========================================================================


At UniMedia, total revenue for the quarter was $30.1 million, an increase of $1.8 million, or 6% over the corresponding period of 1997. This increase was mainly a result of higher revenues at the company's religious publishing house and increased printing revenue. Total operating costs of $26.8 million were 9% higher than in the comparable period of last year. This increase results primarily from higher newsprint prices, increased consumption of paper and other printing supplies due to the increased printing revenue and statutory wage increases. As a result, third quarter EBITDA decreased by $378,000 to $3.3 million.


Year 2000 Computer Concerns

The Company is on schedule for its review of potential year 2000 computer problems. All important applications have been identified, reviewed and found to be compliant or have been replaced or corrected or remediation plans are in process. The project will be completed by the end of 1998 with a few exceptions. For those exceptions remediation work will be completed early in 1999. As stated in the 1997 Management Discussion and Analysis there will be no special charges and the program will have no material effect on the Company's financial condition or reported results.


General

At September 30, 1998, Hollinger's publishing interests included 116 daily newspapers and 321 non-daily newspapers. Total paid daily circulation, including The Daily Telegraph and the Chicago Sun-Times, was approximately
4.4 million. The total circulation of the non-dailies was approximately 6.6 million.


Cash Dividends

A regular quarterly dividend of 15 (cent) per retractable common share has been declared payable on December 10, 1998 to shareholders of record on November 25, 1998.




                                        /s/ Conrad M. Black
                                        ----------------------------
November 20, 1998                       Conrad M. Black
                                        Chairman of the Board and
                                        Chief Executive Officer

===========================================================================


MARKET VALUE INFORMATION
BALANCE SHEET
----------------------------------------------------------------------------
(in thousands of dollars except where noted)

                                              September 30    December 31
                                                  1998           1997
                                              -------------   -----------
                                              (not audited)
ASSETS
Investment in Hollinger International...      $ 1,316,707     $ 1,266,084
Other investments.......................           25,846          38,177
Other assets............................          369,924          92,663
                                              -----------     -----------
                                              $ 1,712,477     $ 1,396,924
                                              ===========     ===========
LIABILITIES
Exchangeable shares.....................      $   546,440     $   563,232
Convertible debt........................          209,913         304,613
Other liabilities.......................          260,512         140,018
                                              -----------     -----------
                                                1,016,865       1,007,863
                                              -----------     -----------
NET ASSETS REPRESENTING SHAREHOLDERS'
EQUITY
Capital stock...........................          414,473         172,903
Convertible instruments.................           19,589          28,032
Net unrealized appreciation of investments
and other assets........................          582,871         425,324
Net unrealized increase in liabilities..          (57,384)        (34,740)
Retained earnings.......................         (263,937)       (202,458)
                                              -----------     -----------
                                                  695,612         389,061
                                              -----------     -----------
                                              $ 1,712,477     $ 1,396,924
                                              ===========     ===========
Retractable common shares outstanding...       42,840,457      33,245,133
                                              -----------     -----------
Net asset value per retractable common
share...................................      $     16.24     $     11.70
                                              ===========     ===========
Note:
1. The Company's capital stock includes the effect of the issue of 9,765,700 retractable common shares on exercise of a like number of retractable common share purchase warrants on September 30, 1998. On October 1, 1998 all of the 9,765,700 retractable common shares issued as described above were retracted for shares of Class A Common Stock of Hollinger International Inc., thereby reducing capital stock.

STATEMENT OF INCOME AND EXPENSES
(not audited)
-------------------------------------------------------------------------
(in thousands of dollars)

                                           Nine months
                                              ended
                                           September 30
                                               1998
                                           ------------
Income
Dividends.............................      $  78,180
Interest and other....................          1,319
Net management fees...................          8,400
                                            ---------
                                               87,899
Expenses
Administrative and other expenses.....          7,533
Interest expense......................         50,842
Unusual items.........................          1,644
                                            ---------
                                               60,019

Income before income taxes............         27,880
Income tax expense....................         (2,168)
                                            ---------
Net income for the period.............      $  25,712
                                            =========
Earnings per retractable common share.           0.76
                                            =========

===========================================================================



SCHEDULE OF SEGMENTED EARNINGS
(not audited)
---------------------------------------------------------------------------------------------------
(in thousands of dollars)

                                                                 United        United       Other
                                         Total        Canada     States        Kingdom    Countries
                                     --------------------------------------------------------------
                                                  Three months ended September 30, 1998
                                     --------------------------------------------------------------

Sales..............................  $ 793,216    $ 366,666    $ 213,710    $ 204,637      $  8,203
Cost of sales and expenses.........   (655,071)    (301,650)    (176,084)    (169,607)       (7,730)
Corporate expenses-allocated.......          -        2,510      (1,253)       (1,190)          (67)
Depreciation and amortization......    (54,918)     (23,507)     (15,004)     (15,860)         (547)
Net foreign currency gains
      (losses).....................       (520)        (442)         (84)           6             -
Investment and other income........      4,869        1,189          531        3,060            89
                                     ---------    ---------    ---------    ---------      --------
Publishing operating profit........     87,576       44,766       21,816       21,046           (52)
Net earnings (loss) in equity
      accounted companies..........        (75)           -         (257)           -           182
                                     ---------    ---------    ---------    ---------      --------

Segmented profit...................     87,501    $  44,766    $  21,559    $  21,046      $    130
                                                  =========    =========    =========      ========
Interest expense...................    (62,635)
                                     ---------
                                        24,866
Income taxes.......................    (20,708)
Minority interest..................    (15,412)
                                     ---------
                                       (11,254)
                                     ---------
Unusual items......................    115,981
Income taxes.......................    (75,032)
Minority interest..................    (52,969)
                                     ---------
                                       (12,020)
                                     ---------
Net earnings.......................  $ (23,274)
                                     =========



                                                   Three months ended September 30, 1997
                                     --------------------------------------------------------------

Sales..............................  $ 739,518    $ 360,761    $ 210,463    $ 161,785      $  6,509
Cost of sales and expenses.........   (605,392)    (302,249)    (166,166)    (130,621)       (6,356)
Corporate expenses-allocated.......          -        3,578       (2,683)        (742)         (153)
Depreciation and amortization......    (49,059)     (20,923)     (15,296)     (12,343)         (497)
Net foreign currency gains (losses)        219          315          194         (400)          110
Investment and other income........      2,590          860        1,042          688             -
                                     ---------    ---------    ---------    ---------      --------
Publishing operating profit........     87,876       42,342       27,554       18,367          (387)
Net earnings in equity
      accounted companies..........        329            -          187            -           142
                                     ---------    ---------    ---------    ---------      --------

Segmented profit...................     88,205    $  42,342    $  27,741    $  18,367      $   (245)
                                                  =========    =========    =========      ========
Interest expense...................    (45,285)
                                      --------
                                        42,920
Income taxes.......................    (21,816)
Minority interest..................    (16,973)
                                     ---------
                                         4,131
                                     ---------
Unusual items......................     (8,448)
Income taxes.......................      2,371
Minority interest..................      2,761
                                     ---------
                                        (3,316)
                                     ---------
Net earnings.......................  $     815
                                     =========

Notes to the Schedule of Segmented Earnings.
1. The Company operates principally in the business of publishing, printing and distribution of newspapers and magazines and holds investments principally in companies which operate in the same business as the Company. Other investments held by the Company are not sufficient to warrant classification as a separate industry segment.
2. The "Other Countries" geographic segment includes operations primarily in Israel and the Cayman Islands.

3.    Corporate expenses have been allocated on an estimated usage basis.



SCHEDULE OF SEGMENTED EARNINGS
(not audited)
-----------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)

                                                                 United        United       Other
                                         Total        Canada     States        Kingdom    Countries
                                     --------------------------------------------------------------
                                                  Nine months ended September 30, 1998
                                     --------------------------------------------------------------

Sales............................... $2,419,519   $1,155,086   $ 612,032    $ 629,472      $  22,929
Cost of sales and expenses.......... (1,933,812)    (922,633)   (501,422)    (488,936)       (20,821)
Corporate expenses-allocated........          -        7,968      (3,979)      (3,778)          (211)
Depreciation and amortization.......   (154,131)     (67,382)    (39,886)     (45,299)        (1,564)
Net foreign currency gains..........      1,366        1,037         356          (27)             -
Investment and other income.........     12,790        4,353       3,435        4,821            181
                                     ----------   ----------   ---------    ---------      ---------
Publishing operating profit.........    345,732      178,429      70,536       96,253            514
Net earnings in equity
      accounted companies...........       (793)           -     (1,379)            -            586
                                     ----------   ----------   --------     ---------      ---------

Segmented profit....................    344,939   $  178,429   $  69,157    $  96,253      $    1,100
                                                  ==========   =========    =========      ==========
Interest expense....................   (174,914)
                                     ----------
                                        170,025
Income taxes........................    (92,483)
Minority interest...................    (78,535)
                                     ----------
                                           (993)
                                     ----------
Unusual items.......................    409,204
Income taxes........................   (196,873)
Minority interest...................   (151,829)
                                     ----------
                                        (60,502)
                                     ----------
Net earnings........................    (59,509)
                                     ==========


                                                            Nine months ended September 30, 1997
                                     -----------------------------------------------------------------------------------------

Sales............................... $ 2,243,691   $1,080,340   $ 616,481    $ 525,735     $ 21,135
Cost of sales and expenses..........  (1,782,897)    (878,590)   (482,753)    (402,366)     (19,188)
Corporate expenses-allocated........           -       11,739      (8,763)      (2,479)        (497)
Depreciation and amortization.......    (143,196)     (60,787)    (43,556)     (37,383)      (1,470)
Net foreign currency gains..........       1,171          451           -          578          142
Investment and other income.........      11,597        4,531       3,093        3,973            -
                                     -----------   ----------   ---------    ---------     --------
Publishing operating profit.........     330,366      157,684      84,502       88,058          122
Net earnings in equity
      accounted companies...........       1,174           59         734            -          381
                                     -----------   ----------   ---------    ---------     --------

Segmented profit....................     331,540   $  157,743   $  85,236    $  88,058     $    503
                                                   ==========   =========    =========     ========
Interest expense....................    (133,251)
                                     -----------
                                         198,289
Income taxes........................     (85,306)
Minority interest...................     (76,174)
                                     -----------
                                          36,809
                                     -----------
Unusual items.......................     176,113
Income taxes........................     (15,523)
Minority interest...................     (24,535)
                                     -----------
                                         136,055
Unusual items in equity accounted
 companies..........................       7,345
Minority Interest...................      (3,495)
                                     -----------
                                           3,850
                                     -----------
Net earnings........................ $   176,714
                                     ===========

Notes to the Schedule of Segmented Earnings.
1. The Company operates principally in the business of publishing, printing and distribution of newspapers and magazines and holds investments principally in companies which operate in the same business as the Company. Other investments held by the Company are not sufficient to warrant classification as a separate industry segment.
2. The "Other Countries" geographic segment includes operations primarily in Israel and the Cayman Islands.
3.    Corporate expenses have been allocated on an estimated usage basis.

CONSOLIDATED BALANCE SHEET

-----------------------------------------------------------------------
(in thousands of dollars)


                                 September 30               December 31
                                     1998                       1997
                                 ------------               -----------
                                (not audited)

ASSETS
Current assets
Cash.......................     $    259,033              $    158,868
Accounts receivable........          718,445                   519,123
Inventory..................           76,902                    48,713
                                ------------              ------------
                                   1,054,380                   726,704

Investments................           82,872                    50,054
Capital assets.............        4,081,694                 3,586,945
Goodwill and other assets..          698,820                   612,693
                                ------------              ------------

                                $  5,917,766              $  4,976,396
                                ============              ============

LIABILITIES
Current liabilities
Bank indebtedness..........     $    333,461              $     48,839
Accounts payable and
accrued expenses...........          518,514                   525,238
Income taxes payable.......          129,279                    38,897
Current portion of long-
term debt..................           35,260                    77,002
Exchangeable shares........                -                   146,547
                                ------------              ------------
                                   1,016,514                   836,523

Long-term debt.............        2,289,286                 2,079,646
Exchangeable shares........          546,440                   416,685
Convertible instruments....          201,201                   294,672
                                ------------              ------------
                                   4,053,441                 3,627,526
                                ------------              ------------
MINORITY INTEREST AND
DEFERRED CREDITS                   1,763,416                 1,440,730
                                ------------              ------------

SHAREHOLDERS' EQUITY
Capital stock..............          414,473                   172,903
Convertible instruments....           19,589                    28,032
Retained earnings..........         (348,421)                  292,271)
                                ------------              ------------
                                      85,641                   (91,336)
Equity adjustment from
foreign currency
translation................           15,268                      (524)
                                ------------              ------------
                                     100,909                   (91,860)
                                ------------              ------------
                                $  5,917,766              $  4,976,396
                                ============              ============


Note to the Consolidated Balance Sheet:
1. The Company's capital stock includes the effect of the issue of 9,765,700 retractable common shares on exercise of a like number of retractable common share purchase warrants on September 30, 1998. On October 1, 1998 all of the 9,765,700 retractable common shares issued as described above were retracted for shares of Class A Common Stock of Hollinger International Inc., thereby reducing capital stock.



CONSOLIDATED STATEMENT OF EARNINGS
(not audited)
-----------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)


                                             Three months ended                        Nine months ended
                                                 September 30                             September 30
                                             1998                1997                 1998                1997
                                      -----------        ------------        -------------       -------------
Revenue
Sales...............................   $793,216     $739,518   $2,419,519   $2,243,691
Investment and other income.........      4,869        2,590       12,790       11,597
                                       --------     --------   ----------   ----------
                                        798,085      742,108    2,432,309    2,255,288
                                       --------     --------   ----------   ----------
Expenses
Cost of sales and expenses..........    655,071      605,392    1,933,812    1,782,897
Depreciation and amortization.......     54,918       49,059      154,131      143,196
Interest expense....................     62,635       45,285      174,914      133,251
                                       --------     --------   ----------   ----------
                                        772,624      699,736    2,262,857    2,059,344
                                       --------     --------   ----------   ----------
Net earnings (loss) in equity
      accounted companies
Before net unusual items............        (75)         329         (793)       1,174
Net unusual items...................          -            -            -        7,345
                                       --------     --------   ----------   ----------
                                            (75)         329         (793)       8,519
                                       --------     --------   ----------   ----------
Net foreign currency (losses)
      gains.........................       (520)         219        1,366        1,171
                                       --------     --------   ----------   ----------
Earnings before the undernoted......     24,866       42,920      170,025      205,634
Unusual items.......................    115,981       (8,448)     409,204      176,113
Income taxes........................    (95,740)     (19,445)    (289,356)    (100,829)
Minority interest...................    (68,381)     (14,212)    (230,364)    (104,204)
                                       --------     --------   ----------   ----------
Net earnings (loss).................    (23,274)         815       59,509      176,714
Dividends on preference shares
      including related taxes.......          -       (1,192)           -       (3,680)
                                       --------     --------   ----------   ----------
Earnings (loss) applicable to
      retractable common shares......  $(23,274)    $   (377)  $   59,509   $  173,034
                                       ========     ========   ==========   ==========
                                             (dollars)                (dollars)
Net earnings (loss) per retractable
      common share (note 2)
Basic...............................     $(0.71)      $(0.02)     $1.78        $2.89
                                         ======       ======      =====        =====
Fully diluted.......................     $(0.71)      $(0.02)     $1.50        $1.94
                                         ======       ======      =====        =====
Cash flow provided by operations per
      retractable common share (note 1)
Basic...............................     $2.30        $1.37       $8.66        $5.02
                                         =====        =====       =====        =====
Fully diluted.......................     $2.30        $1.37       $6.47        $3.19
                                         =====        =====       =====        =====


Notes to the Consolidated Statement of Earnings:
1. Cash flow provided by operations per retractable common share is based on cash flow provided by operations which is before any increase or decrease in non-cash operating working capital, the cash used by discontinued operations, prepaid subscription program and other costs and foreign currency translation adjustment.
2. Earnings per retractable common share is based on earnings applicable to retractable common shares reduced by an equity accretion in respect of the equity-linked convertible securities.

CONSOLIDATED STATEMENT
OF CHANGES IN
FINANCIAL POSITION
(not audited)
-------------------------------------------------------------------------------
(in thousands of dollars)
                                                Nine months ended
                                                   September 30
                                                 1998          1997
                                           ----------    ----------
CASH PROVIDED BY (USED FOR):
Operations
Net earnings..........................   $     59,509   $   176,714
Unusual items.........................       (409,204)     (176,113)
 Current income taxes related to
   unusual items......................        218,029        13,341
Items not involving cash:
   Depreciation and amortization......        154,131       143,196
   Deferred income taxes..............         14,787        30,048
   Net loss (earnings) in equity
      accounted companies, net of
      dividends received..............            793        (1,263)
   Minority interest..................        230,364       104,204
   Other..............................         19,679        11,540
                                            ----------     ---------
Cash flow provided by
   operations.........................        288,088       301,667

Change in non-cash
   operating working capital..........          3,952      (880,716)
Cash used for
   discontinued operations............         (2,865)       (1,304)
Prepaid subscription program and
   other costs........................           (751)      (28,799)
Foreign currency translation                   23,377        (5,009)
   adjustment.........................      ----------     ---------
                                              311,801      (614,161)
                                            ----------     ---------
Financing
Issue of capital stock................        185,299             -
Issue of exchangeable shares..........        119,078             -
Redemption and cancellation of
   capital stock......................       (155,698)          (47)
Redemption and cancellation of
   exchangeable shares................       (105,975)            -
Capital stock of subsidiaries
   purchased for cancellation by
   subsidiaries.......................        (34,977)      (20,822)
Issue of capital stock
   of subsidiaries....................         44,077       119,522
Increase in long-term debt and
   deferred liabilities...............        126,010       845,270
Redemption and retirement of
   convertible debt...................        (16,110)     (121,761)
Decrease in capital lease
   obligations........................         (6,150)       (1,723)
Dividends, including special
   dividend...........................        (15,482)     (183,808)
Dividends paid by subsidiaries to
   minority interests.................        (36,699)      (20,248)
                                            ----------     ---------
                                              103,373       616,383
                                            ----------     ---------

------------------------------------------------------------------------------
                                                Nine months ended
                                                   September 30
                                                 1998          1997
                                            ----------     ---------
Investment
Proceeds on disposal of
   fixed assets.......................         22,913         3,375
Additions to fixed assets and
   assets under capital leases........       (170,213)     (141,674)
Additions to investments..............        (44,909)       (3,328)
Proceeds on disposal of investments
   and marketable securities..........          4,339       340,475
Additions to circulation..............        (47,895)      (43,765)
Additions to goodwill and
   other assets.......................        (13,199)      (53,454)
Investments in newspaper operations,
   net of cash acquired of
   $11,894,000........................       (708,756)     (222,829)
Reduction of investment in newspaper
   operations........................         642,711        10,780
                                            ----------     ---------
                                             (315,009)      (110,420)
                                            ----------     ---------
Increase (decrease) in cash
position..............................        100,165       (108,198)
Cash at beginning of period...........        158,868        204,674
                                            ----------     ---------

Cash at end of period................. $      259,033       $ 96,476
                                            ==========     =========



RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (GAAP)
(not audited)
----------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)
                                                    Three months ended    Nine months ended
                                                         September 30       September 30
                                                       1998       1997     1998       1997
                                                    ---------  --------  --------   ---------
Net earnings (loss) for the period based on
    Canadian GAAP.................................  $(23,274)  $   815   $ 59,509   $ 176,714
Capitalization of betterments, net of related
    amortization..................................    (3,163)   (4,380)   (10,536)    (12,100)
Acquired tax losses...............................       176       118        508         354
Start-up costs, net of amortization
    and write-offs................................       214        78        641         401
Gain on sale of Fairfax shares (note 2)...........         -         -          -       6,352
Business combinations (note 5)....................       233       657        699    (108,046)
Foreign exchange (note 3).........................       (66)      (60)      (196)       (585)
Compensation to employees.........................      (277)      (14)      (796)        (42)
Redemption premium on
    convertible securities........................         -       139          -     (17,638)
Adjustment to tax provision.......................    11,100         -     15,100       7,200
Financial instruments (note 4)....................     1,177    (2,615)     3,095      (5,427)
Settlement of convertible securities (note 7).....         -         -        492           -
                                                    ---------  -------   --------   ---------
Net earnings (loss) for the
    period based on U.S. GAAP.....................  $(13,880)  $(5,262)  $ 68,516   $  47,183
                                                    =========  =======   ========   =========
Earnings (loss) per retractable common share                (dollars)           (dollars)

Earnings (loss) per retractable common share and
retractable common share equivalents:
    Earnings (loss) from continuing operations
         (notes 6 and 8)..........................    $(.042)   $(0.07)    $2.05       $0.78
                                                      ======    ======     =====       =====
    Earnings (loss) before extraordinary items....    $(0.42)   $(0.07)    $2.05       $0.78
                                                      ======    ======     =====       =====
    Net earnings (loss)...........................    $(0.42)   $(0.11)    $2.06       $0.74
                                                      ======    ======     =====       =====
Earnings (loss) per retractable common share-
assuming full dilution:
    Earnings (loss) from continuing operations
         (notes 6 and 8)..........................    $(.042)   $(0.07)    $1.70       $0.74
                                                      ------    ------     -----       -----
    Earnings (loss) before extraordinary items....    $(0.42)   $(0.07)    $1.70       $0.74
                                                      -------   ------     -----       -----
    Net earnings (loss)...........................    $(0.42)   $(0.11)    $1.71       $0.71
                                                      -------   -------    -----       -----

Notes to the Reconciliation to United States GAAP.
1. The above represents additional information to the Consolidated Statement of Earnings of the Company which was prepared in accordance with Canadian GAAP. Set out above are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the nine months ended September 30,1998 and September 30, 1997 and the three months ended September 30, 1998 and September 30, 1997 in order to conform to accounting principles generally accepted in the United States.
2. Primarily, as a result of the capitalization of betterments in accordance with Canadian GAAP, the carrying value of the Company's investments in Fairfax is lower under U.S. GAAP, resulting in the gains on the sale of the Fairfax investment being higher under U.S. GAAP.
3. Under Canadian GAAP, the unrealized foreign exchange gain or loss on the translation of the U.S. dollar Liquid Yield Option Notes (LYONs) into Canadian dollars which is not considered a hedge against a U.S. dollar investment is being deferred or amortized over the term of the notes. Under U.S. GAAP this exchange gain or loss is expensed in the current year.
4. Under the new accounting standards for financial instruments, a portion of certain of the Company's convertible instruments are classified as equity rather than debt. Under U.S. GAAP, no portion of the convertible instruments would be classified as equity and the related interest expense on the equity component would be classified as an interest expense rather than as a dividend equivalent. In addition, Canadian GAAP requires the carrying value of the debt component of an instrument be increased over time to its settlement amount on maturity, through a charge to interest expense. Under U.S. GAAP, no portion of the instrument would be classified as equity and accordingly this adjustment to interest expense is not required. Canadian GAAP also requires the value ascribed to certain subsidiary special shares be increased over the life of the shares to the Company's optional cash settlement amount through a periodic charge to earnings. Under U.S. GAAP the shares are recorded at their fair value on the date of issue and such a charge to increase their carried amount is not required.
5. U.S. GAAP requires that the transfer of the Canadian Newspaper Group be accounted for at historical values using "as-if pooling of interests" accounting, resulting in no gain on the sale of the properties and no additional amount being ascribed to circulation.
6. A loss on extinguishment of debt can be classified as an extraordinary item under U.S. GAAP but not under Canadian GAAP.
7. Cash payments on conversion of the LYONs are treated as capital transactions under Canadian GAAP. Under U.S. GAAP, the gain or loss on cash settlement must be reflected in income.
8. A gain or loss on settlement of convertible securities can be classified as an extraordinary item under U.S. GAAP.

Transfer Agents and Registrars

Retractable common shares and Series II Exchangeable
Non-Voting Preference Shares:

Montreal Trust Company of Canada, Toronto, Montreal and Vancouver, Canada
The Bank of Nova Scotia Trust Company of New York
New York, New York, USA

Warrants to Purchase Retractable Common Shares of
Hollinger Inc.:

Montreal Trust Company of Canada, Toronto

Trustees

Liquid Yield Option Notes due 2013:
CIBC Mellon Trust Company, Toronto, Canada
The Bank of Nova Scotia Trust Company of New York
New York, New York, USA

Stock Exchange Listings

The Retractable common shares are listed on the Toronto, Montreal, and Vancouver stock exchanges (stock symbol HLG.C), and are also quoted on the Nasdaq National Market System (trading symbol HLGCF).

The Series II Exchangeable Non-Voting Preference Shares are listed on the Toronto, Montreal and Vancouver stock exchanges (trading symbol HLG.PR.B.).

The Liquid Yield Option Notes due 2013 are listed on Nasdaq Small-Cap Market (trading symbol HLGLF).

Investor Information

Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Vice-President, Strategic and Corporate Development, at 10 Toronto Street, Toronto, Ontario M5C 2B7, Tel (416) 363-8721, Fax (416) 364-0832.

Share Information

For information relating to retractable common shares and Series II Preference Shares holdings, dividends, lost share certificates, etc., please communicate with: Montreal Trust Company of Canada, Tel: (416) 981-9500 or 1-800-663-9097 (toll free in Canada and U.S.) Fax: (416)
981-9800

Major Electronic Web Sites

Hollinger International    http://www.hollinger.com

Telegraph                  http://www.telegraph.co.uk

Chicago Sun-Times          http://www.suntimes.com

Chicago Network            http://www.chicago-news.com

Jerusalem Post             http://www.jpost.co.il

Southam                    http://www.canada.com

UniMedia                   http://www.lesoleil.com

                           http://www.ledroit.com

Star-Phoenix               http://www.saskstar.sk.ca

Leader-Post                http://www.leader-post.sk.ca

Version francaise

Pour recevoir ce rapport en francais s'adresser a: Compagnie Montreal Trust du Canada, 151, rue Front ouest, 8e etage, Toronto (Ontario) M5J 2N1.

                               Hollinger Inc.

                10 Toronto Street, Toronto, Ontario, M5C 2B7
                General Enquiries: Telephone (416) 363-8721
                            Fax: (416) 364-2088